UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECURITIES EXCHANGE ACT OF 1934
Release No. 67073/May 30, 2012

ADMINISTRATIVE PROCEEDING
File No. 3-14867

In the Matter of	:	
	:	ORDER MAKING FINDINGS AND
SINOTECH ENERGY LIMITED	:	REVOKING REGISTRATION
	:	BY DEFAULT

SUMMARY

This Order revokes the registration of the registered securities of SinoTech Energy Limited (SinoTech). The revocation is based on SinoTech's repeated failure to file required periodic reports with the Securities and Exchange Commission (Commission).

I. BACKGROUND

The Commission initiated this proceeding on May 2, 2012, with an Order Instituting Proceedings (OIP), pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that SinoTech is a corporation with a class of securities registered with the Commission and that it has failed to file reports with the Commission in compliance with the Exchange Act. In a Form 6-K filed with the Commission on May 14, 2012, that is available on the Commission's EDGAR database, SinoTech stated that it does not intend to contest the proceeding. Thus, Respondent has failed to defend the proceeding within the meaning of 17 C.F.R. § 201.155(a)(2). Accordingly, Respondent is in default, and the undersigned finds that the allegations in the OIP are true. See OIP at 3; 17 C.F.R. § 201.155(a). Official notice has been taken of the Commission's public official records concerning Respondent, pursuant to 17 C.F.R. § 201.323.

II. FINDINGS OF FACT

SinoTech is a Cayman Islands company. It operates an enhanced oil recovery (EOR) services business through a subsidiary, Tianjin New Highland Science and Technology Development Co., Ltd., a British Virgin Islands-incorporated company with its principal place of business in Beijing, China. SinoTech's registration statement for its initial public offering went effective on November 3, 2010. The company's American Depository Shares thereafter traded on NASDAQ (ticker: CTE) until August 16, 2011, when NASDAQ halted trading. On October 18, 2011, NASDAQ suspended trading in SinoTech's shares. SinoTech traded on the Pink Sheets (ticker: CTESY.PK) thereafter until its stock was delisted by NASDAQ on January 6, 2012.

On September 22, 2011, SinoTech's independent auditor resigned. The auditor withdrew its audit report with respect to SinoTech's September 30, 2010, fiscal year-end financial statements that were included in the company's annual report on Form 20-F[1] filed with the Commission and stated that the audit report should no longer be relied upon. SinoTech has not filed an annual report for its fiscal year ended September 30, 2011.

III. CONCLUSIONS OF LAW

Because SinoTech's auditor withdrew its audit report for SinoTech's financial statements as of and for the fiscal year ended September 30, 2010, SinoTech's annual report is not supported by audited financial statements, as required. As a result, SinoTech has no compliant Commission filings, is delinquent in its periodic filings with the Commission for the years ended September 30, 2010 and 2011, and has thus violated Exchange Act Section 13(a) and Rule 13a-1.

IV. SANCTION

Revocation of the registration of the registered securities of Respondent will serve the public interest and the protection of investors, pursuant to Section 12(j) of the Exchange Act. Revocation will help ensure that the corporate shell is not later put to an illicit use involving publicly traded securities manipulated to the detriment of market participants. Further, revocation accords with Commission sanction considerations set forth in Gateway Int'l Holdings, Inc., Exchange Act Release No. 53907 (May 31, 2006), 88 SEC Docket 430, 438-39 (citing Steadman v. SEC, 603 F.2d 1126, 1139-40 (5th Cir. 1979)), and with the sanctions imposed in similar cases in which corporations violated Exchange Act Section 13(a) by failing to file required annual and quarterly reports. See Cobalis Corp., Exchange Act Release No. 64813 (July 6, 2011), 101 SEC Docket 43379; Nature's Sunshine Prods., Inc., Exchange Act Release No. 59268 (Jan. 21, 2009), 95 SEC Docket 13488; Impax Lab., Inc., Exchange Act Release No. 57864 (May 23, 2008), 93 SEC Docket 6241; America's Sports Voice, Inc., Exchange Act Release No. 55511 (Mar. 22, 2007), 90 SEC Docket 879, recon. denied, Exchange Act Release No. 55867 (June 6, 2007), 90 SEC Docket 2419; Eagletech Commc'ns, Inc., Exchange Act Release No. 54095 (July 5, 2006), 88 SEC Docket 1225. Respondent's violations were recurrent, egregious, and deprived the investing public of current and accurate financial information on which to make informed decisions.

Failure to file periodic reports violates a crucial provision of the Exchange Act. The purpose of the periodic reporting requirements is to publicly disclose current, accurate financial information about an issuer so that investors may make informed decisions:

> The reporting requirements of the Securities Exchange Act of 1934 is the primary tool which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities.

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[1] A registration statement on Form 20-F, filed by foreign private issuers pursuant to 17 C.F.R. § 249.220f, is similar to Form 10, filed by U.S. corporations. "Foreign private issuer" is defined in 17 C.F.R. § 230.405 as "any foreign issuer other than a foreign government" [with exceptions not relevant here]. Such issuers provide quarterly and other reports on Form 6-K, pursuant to 17 C.F.R. § 249.306.

Congress has extended the reporting requirements even to companies which are "relatively unknown and insubstantial."

SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977) (quoting legislative history); accord e-Smart Techs., Inc., Exchange Act Release No. 50514 (Oct. 12, 2004), 57 S.E.C. 964, 968-69. The Commission has warned that "many publicly traded companies that fail to file on a timely basis are 'shell companies' and, as such, attractive vehicles for fraudulent stock manipulation schemes." e-Smart Techs., Inc., 57 S.E.C. at 968-69 n.14.

V. ORDER

IT IS ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, 15 U.S.C. § 78l(j), the REGISTRATION of the registered securities of SinoTech Energy Limited is REVOKED.

_____
Carol Fox Foelak
Administrative Law Judge